Exhibit 99.6

CONSENT OF QUALIFIED PERSON

TO:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marché financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island, Securities Office
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

AND TO:
Eldorado Gold Corporation

I, David Sutherland, P. Eng., Project Manager for Eldorado Gold Corporation, hereby consent to the public filing of the technical report titled “Technical Report, Kişladağ Gold Mine, Turkey” dated February 28, 2020 and effective January 17, 2020 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Eldorado Gold Corporation on its company website or otherwise.

I have read the material change report of Eldorado Gold Corporation dated March 3, 2020 (the “MCR”) and the news releases of Eldorado Gold Corporation dated February 20, 2020 and March 3, 2020 (collectively, the “News Releases”). I hereby consent to being named in the MCR and News Releases as having prepared the Technical Report and to the use of the Technical Report, including the incorporation by reference of, and extracts from, or a summary of, the Technical Report in the MCR and News Releases.

I confirm that the MCR and News Releases fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 3rd day of March, 2020.

Sincerely,

"David Sutherland"
David Sutherland, P. Eng.
Project Manager
Eldorado Gold Corporation